SCHEDULE A

Transactions in the shares of Common Stock of the Issuer by the Reporting Persons
Since the Filing of Amendment No. 8

This Schedule sets forth information with respect to each purchase and sale of the shares of Common Stock effectuated by the Reporting Persons since the filing of Amendment No. 8. Except as noted below, all such transactions were effectuated in the open market through a broker and the price per share excludes commissions.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
07/14/2026	(700,000)	8.5100